STATEMENT OF FINANCIAL CONDITION

Touchstone Securities, Inc.
Year ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-14052

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Touchstone Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

303 Broadway, Suite 1100
(No. and Street)

Cincinnat	Ohio	45202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Josh Masters	(513)361-7881	josh.masters@wslife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

221 E 4th Street, Suite 2900	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	00042
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Josh Masters, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Touchstone Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
AVP Financial Reporting & Accounting Systems

[signature]
Notary Public

KATHRYN F PARTIN
Notary Public
State of Ohio
My Comm. Expires
June 7, 2029

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Touchstone Securities, Inc.

Statement of Financial Condition

Year ended December 31, 2024

Contents

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Touchstone Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc. (the Company) as of December 31, 2024, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 1999.

Cincinnati, OH

March 26, 2025

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	25,972,060
Unaffiliated accounts receivable		68,065
Receivable from affiliates		1,952,137
Income tax receivable from affiliate		5,114,181
Deferred income tax asset from affiliate		19,500
Deferred commission costs		548,341
Prepaid and other assets		602,955
Total assets	$	34,277,239

Liabilities and stockholder's equity

Liabilities:

Payable to affiliates	$	2,326,472
Accrued commissions		2,152,825
Accrued sales distribution		7,257,424
Accrued other expenses		1,787,241
Total liabilities		13,523,962

Stockholder's equity:

Common stock, $100 par value, 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	411,691,103
Accumulated deficit	(391,037,826)
Total stockholder's equity	20,753,277
Total liabilities and stockholder's equity	$ 34,277,239

See accompanying notes.

1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company distributes the Touchstone Family of Mutual Funds (the Touchstone Funds), a related party, variable annuities of its affiliates through affiliated sales representatives, and serves as placement agent for affiliated private equity fund limited partnership interests. The Company generates substantially all of its revenue from transactions with affiliates. The Company operates in a single line of business as a securities broker-dealer; please refer to Footnote 2 *Single Reportable Segment* for additional information.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value. Investments in money market funds are considered level 1 investments in the fair value hierarchy under ASC 820. Level 1 securities are valued using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. As of December 31, 2024, the Company held an investment of $25,519,010 in the money market fund, which serves as a sweep account for the cash accounts that comprise the remaining balance in cash and cash equivalents. This amount is included in *Cash and cash equivalents* on the Statement of Financial Condition.

Deferred Commission Costs

The Company pays commissions to brokers who sell $1 million or more of class A shares and on all sales of class C shares of the Touchstone Funds. If the shares are redeemed within a year of their purchase, a contingent deferred sales charge ("CDSC") of up to 1.00% will be charged to the shareholder on the redemption, therefore, the commission costs incurred by the Company are capitalized and amortized over the 12 month CDSC period. As of December 31, 2024, the Company had deferred commission costs of $548,341. This amount is included in *Deferred commission costs* on the Statement of Financial Condition.

Income Taxes

The Company is included in the consolidated federal income tax return with its ultimate parent, Western & Southern Mutual Holding Company. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the

Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The gross amount of deferred tax assets recorded at December 31, 2024 is $19,500. The Company had no gross deferred income tax liabilities at December 31, 2024. The deferred tax assets are primarily attributable to certain accruals not currently deductible. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes and meals and entertainment. There was no valuation allowance as of December 31, 2024 and no changes from prior year. The amount of taxes currently receivable from WSLIC as of December 31, 2024 was $5,114,181 and this amount represents the *Income tax receivable from affiliate* on the Statement of Financial Condition.

The components of income tax receivable from affiliates are as follows:

Current federal income tax receivable	$ 2,795,989
State income tax receivable	2,318,192
Income tax receivable from affiliate	$ 5,114,181

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company recognizes interest and penalties, if any, related to uncertain tax positions within federal income tax expense on the Statement of Operations. The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2014 through 2017 and tax years ended December 31, 2021 through 2024) and has determined that no provisions for uncertain tax positions is required in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Including management's assessment of an allowance for current expected credit loss and determination that there was no material impact. Actual results could differ from those estimates.

3. Related-Party Transactions

The Company serves as a distributor for annuity contracts and variable life products sold by its affiliates WSLAC, Columbus Life Insurance Company (CLIC), Integrity Life Insurance Company, and National Integrity Life Insurance Company (the Integrity Companies).

The Company receives sales distribution revenue (12b-1 fees) from the Touchstone Funds as compensation for sales distribution efforts of the Company.

The Company paid an affiliate, W&S Brokerage Services, Inc. (WSBS) for providing administrative support services in connection with certain variable annuity and mutual fund sales.

The Company paid WSBS sales distribution fees pursuant to its distribution agreement.

The Company paid WSBS commissions on sales of annuity contracts pursuant to its selling agreement.

The Company serves as placement agent to offer for sale certain membership or limited partnership interests sold by its affiliate Fort Washington Investment Advisors, Inc. The Company recorded commission income and administrative revenue for performing its obligations under the agreement.

The Company paid an affiliate, Touchstone Advisors a fee for an allocation of shared service of officer expenses.

The Company reimburses WSLIC for employee compensation and benefits expense.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law.

Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. In years where WSLIC exceeds its business expectations, the Company's matching contribution could increase to as much as half of eligible contributions up to 6%. The Company matched one half of eligible contributions up to a match of 6% in 2024.

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company is a party to various legal actions arising in the ordinary course of its operations. The Company's potential losses in connection with such claims cannot be reasonably estimated, as there is significant uncertainty regarding the outcome of the related legal proceedings. The Company believes that the ultimate resolution of these matters will not materially impact its financial position, results of operations or cash flows.

6. Going Concern

Management has evaluated the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Management has considered conditions, specifically historical operating losses, that could raise substantial doubt about the Company's ability to continue as a going concern. Management has implemented a plan that includes a funding commitment through capital contributions from affiliate WSLAC, which mitigates the conditions that raise substantial doubt. As such, management has concluded that the Company has the ability to continue as a going concern for at least one year following the date that these financial statements are issued.

7. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the date the financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2024, the Company's net capital, as defined, was $11,937,718, which was $11,033,054 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.1 to 1.0.